Exhibit 99.1

TeliaSonera January-June 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 28, 2006--TeliaSonera AB (NASDAQ:TLSN)(STO:TLSN)(HEX:TLS1V):

Six-month period

-- Net sales increased to SEK 44,716 million (42,556).

-- Net income increased to SEK 9,000 million (5,985) and earnings per share increased to SEK 1.76 (1.12).

-- Free cash flow increased to SEK 8,861 million (8,315).

-- Strong customer growth year on year:

-- 2.7 million new customers in the majority-owned Nordic, Baltic and Eurasian operations.

-- 15.3 million new customers in the associated companies MegaFon and Turkcell.

Second quarter

-- Net sales increased 4.5 percent to SEK 22,737 million (21,752).

-- Operating income, excluding non-recurring items, increased to SEK 6,316 million (4,385).

-- EBITDA, excluding non-recurring items, improved to SEK 7,928 million (7,200) and the margin to 34.9 percent (33.1).

-- Free cash flow of SEK 4,018 million (4,628).

-- Net income increased to SEK 4,726 million (2,422) and earnings per share increased to SEK 0.94 (0.44).

-- Increased ownership in the operator Xfera from 16.55 percent to 76.56 percent in order to launch mobile operations in Spain.

-- Acquisition of NextGenTel, the second largest broadband provider in Norway.

Comments from Anders Igel, President and CEO

"The strong performance continued in the second quarter with close to 5 percent growth and a higher margin by almost 2 percentage points."

"The result from our operations increased more than 40 percent to a new record of SEK 6.3 billion. The strong performance was driven by good development in most operations, successful implementation of synergies from acquisitions and effects from ongoing efficiency measures."

"We made two acquisitions where the strengths of our current operations can be profitably utilized. The acquisition of the second largest Norwegian supplier of broadband, NextGenTel, will strengthen our Nordic offering. The acquisition of the majority in the Spanish mobile operator Xfera is based on our strength and know-how from the highly competitive Nordic and Baltic markets with high penetration levels. Xfera is expected to be cash flow positive and earnings accretive within five years. The business case is robust and primarily based on a benchmark low cost level and sharp busi-ness focus."

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CONTACT: TeliaSonera AB
Investor Relations, +46 8 504 550 00
Fax: +46 8 611 46 42
www.teliasonera.com/ir